FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Six months ended September 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Financial Summary For the Six Months Ended September 30, 2009 (US GAAP)

Date:	October 28, 2009
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Toshiki Shinjo
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1.	Consolidated Operating Results

(1)	Operating Results

	For the six months ended September 30
	2009		2008
	(Yen amounts in millions, except per share data)
	% Change from September 30, 2008		% Change from September 30, 2007
Total revenue	719,065	39.5%	515,608	(51.7)%
Net revenue	598,384	127.4%	263,152	(49.5)%
Income (loss) before income taxes	58,713	—	(153,734)	—
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”)	39,135	—	(149,464)	—
Basic-Net income (loss) attributable to NHI shareholders per share	14.70		(78.32)
Diluted-Net income (loss) attributable to NHI shareholders per share	13.38		(78.42)
Return on shareholders’ equity (annualized)	5.0%		(15.7)%

Notes:
1.	Income (loss) before income taxes is calculated in accordance with updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in Financial Accounting Standards Board (FASB) Accounting Standards Codification™ 810-10, Consolidation – Overall. Previously reported amounts for Income (loss) before income taxes have been reclassified to conform to the current year presentation.
2.	Net income (loss) attributable to NHI was previously reported as Net income (loss).
3.	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI to Total NHI shareholders’ equity.

(2)	Financial Position

	At September 30	At March 31
	2009	2009
	(Yen amounts in millions, except per share data)
Total assets	27,661,398	24,837,848
Total equity	1,627,040	1,551,546
Total NHI shareholders’ equity	1,615,939	1,539,396
Total NHI shareholders’ equity as a percentage of total assets	5.8%	6.2%
Total NHI shareholders’ equity per share	580.96	590.99

Notes:
1.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

2.	Cash dividends

	For the year ended March 31
	2009	2010	2010 (Plan)
	(Yen amounts)
Dividends per share dividends record dates
At June 30	8.50	—	—
At September 30	8.50	4.00	—
At December 31	8.50	—	—
At March 31	0.00	—	Unconfirmed
For the year	25.50	—	Unconfirmed

Notes:
1.	Revision of cash dividend forecast during this period : None
2.	Nomura will forgo its dividend distribution for the period ending December 31, 2009. Forecasted dividend amounts for the periods ending March 31 are unconfirmed per reasons stated in “3. Earnings forecasts for the year ending March 31, 2010”.

3.	Earnings forecasts for the year ending March 31, 2010

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

(1)	Significant changes to consolidated subsidiaries during the period: None

(2)	Simplified accounting and particular accounting in the elaboration of quarterly consolidated financial statements: None

(3)	Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

The items described in “Significant changes for presenting the consolidated financial statements”.

a)	Changes in accounting principles : Yes

b)	Other changes : None

Note: Please refer to page 7, “Qualitative Information and Financial Statements - 4. Other” for details.

(4)	Number of shares issued (common stock)

	At September 30	At March 31
	2009	2009
Number of shares outstanding (including treasury stock)	2,832,914,058	2,661,092,760
Treasury stock	51,435,861	56,312,917

	For the six months ended September 30
	2009	2008
Average number of shares outstanding	2,662,067,934	1,908,311,939

*Notes on appropriate use of earnings forecast and other special remarks

Forecasted dividend amounts for periods ending March 31, 2010 are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2010”. Also, Nomura will forgo its dividend distribution for the period ending December 31, 2009.

Nomura issued new shares by way of public offering with a total amount to be paid of 416.9 billion yen on the payment date of October 13, 2009. Nomura also issued new shares by way of third-party allotment with a total amount to be paid of 18.5 billion yen on the payment date of October 27, 2009. Please note that this increase of the equity is not reflected in our consolidated financial statements for the six months ended September 30, 2009.

Qualitative Information and Financial Statements

1.	Qualitative Discussion of Consolidated Results

US GAAP

	Billions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Net revenue	598.4	263.2	127.4
Non-interest expenses	539.7	416.9	29.5

Income (loss) before income taxes	58.7	(153.7)	—
Income tax expense	19.6	(4.1)	—

Net income (loss)	39.1	(149.6)	—

Less: Net income (loss) attributable to noncontrolling interests	(0.1)	(0.1)	—

Net income (loss) attributable to NHI	39.1	(149.5)	—

Return on shareholders’ equity * (annualized)	5.0%	(15.7)%	—

*	Return on shareholders’ equity is ratio of Net income (loss) attributable to NHI to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 598.4 billion yen for the six months ended September 30, 2009, an increase of 127.4% from the same period in the prior year. Non-interest expenses increased 29.5% from the same period in the prior year to 539.7 billion yen, Income before income taxes was 58.7 billion yen and Net income attributable to NHI was 39.1 billion yen for the six months ended September 30, 2009.

Segments Information

	Billions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Net revenue	590.5	270.8	118.1
Non-interest expenses	539.7	416.9	29.5

Income (loss) before income taxes	50.8	(146.1)	—

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2009 was 590.5 billion yen, an increase of 118.1% from the same period in the prior year. Non-interest expenses increased 29.5% from the same period in the prior year to 539.7 billion yen. Income before income taxes was 50.8 billion yen for the six months ended September 30, 2009. Please refer to page 12 for further details of the differences between US GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Net revenue	188.5	160.3	17.6
Non-interest expenses	134.3	138.8	(3.2)

Income (loss) before income taxes	54.2	21.5	152.2

Net revenue increased 17.6% from the same period in the prior year to 188.5 billion yen, due primarily to increasing brokerage commissions and commissions for distribution of investment trusts. Non-interest expenses decreased 3.2% to 134.3 billion yen. As a result, income before income taxes increased 152.2% to 54.2 billion yen.

Operating Results of Global Markets

	Billions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Net revenue	361.6	4.4	—
Non-interest expenses	252.7	152.7	65.5

Income (loss) before income taxes	108.9	(148.3)	—

Net revenue increased to 361.6 billion yen, due primarily to recovering net gain on trading. The acquisition of certain operations of former Lehman Brothers led to increase non-interest expenses by 65.5% from the same period in the prior year to 252.7 billion yen. As a result, income before income taxes was 108.9 billion yen.

Operating Results of Investment Banking

	Billions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Net revenue	46.6	34.2	36.2
Non-interest expenses	61.8	30.4	103.3

Income (loss) before income taxes	(15.1)	3.9	—

Net revenue increased 36.2% from the same period in the prior year to 46.6 billion yen due primarily to increasing of transaction volume in equity finance of Japanese companies reflecting the rally in stock markets and expanding of the overseas operations. The acquisition of certain operations of former Lehman Brothers led to increase non-interest expenses by 103.3% to 61.8 billion yen. As a result, loss before income taxes was 15.1 billion yen.

Operating Results of Merchant Banking

	Billions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Net revenue	2.8	(16.5)	—
Non-interest expenses	5.1	8.2	(37.8)

Income (loss) before income taxes	(2.3)	(24.7)	—

Net revenue was 2.8 billion yen, due primarily to realized and unrealized gains of equity securities of certain investee companies offset by funding costs. Non-interest expenses was 5.1 billion yen. As a result, loss before income taxes was 2.3 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Net revenue	35.1	35.8	(2.0)
Non-interest expenses	25.5	26.9	(5.1)

Income (loss) before income taxes	9.6	8.9	7.3

Net revenue decreased by 2.0% from the same period in the prior year to 35.1 billion yen. Non-interest expenses decreased by 5.1% to 25.5 billion yen. As a result, income before income taxes increased by 7.3% to 9.6 billion yen. Assets under management increased by 2.6 trillion yen from the end of March to 22.9 trillion yen, driven by the market rally and an increase in sales of newly launched funds.

Other Operating Results

	Billions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Net revenue	(44.2)	52.5	—
Non-interest expenses	60.3	59.9	0.6

Income (loss) before income taxes	(104.5)	(7.4)	—

Net revenue was negative 44.2 billion yen. Loss before income taxes was 104.5 billion yen.

2.	Financial Position

Total assets as of September 30, 2009, were 27.7 trillion yen, an increase of 2.8 trillion yen compared to March 31, 2009, reflecting primarily the increase in Securities purchased under agreements to resell and in Trading assets. Total liabilities as of September 30, 2009 were 26.0 trillion yen, an increase of 2.7 trillion yen compared to March 31, 2009, mainly due to the increase in Trading liabilities and Securities sold under agreements to repurchase. Total equity at September 30, 2009, was 1.6 trillion yen, an increase of 75.5 billion yen compared to March 31, 2009.

Nomura issued new shares by way of public offering with a total amount to be paid of 416.9 billion yen on the payment date of October 13, 2009. Nomura also issued new shares by way of third-party allotment with a total amount to be paid of 18.5 billion yen on the payment date of October 27, 2009. Please note that this increase of the equity is not reflected in our consolidated financial statements for the six months ended September 30, 2009.

3.	Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

(1) Significant changes to consolidated subsidiaries during the period

Not applicable.

(2) Simplified accounting and particular accounting in the elaboration of quarterly consolidated financial statements

Not applicable.

(3) Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

FASB Accounting Standards Codification -

Effective September 30, 2009, Nomura adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification TM (“ASC”) 105, Generally Accepted Accounting Principles. The Codification became the sole source of authoritative generally accepted accounting principles (“GAAP”) for the financial statements issued for the interim and annual periods ending after September 15, 2009. Accordingly, all GAAP references are now updated in accordance with ASC.

Accounting for Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock-

Effective April 1, 2009, Nomura adopted ASC 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity, that provides guidance how to determine if certain instruments (or embedded features) are considered indexed to an entity’s own stock (“Contracts in entity’s own equity”). ASC 815-40 amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) needs to be bifurcated and classified as an asset or liability and be subject to profit or loss recognition based its fair value.

Upon adoption of ASC 815-40, Nomura made certain reclassification adjustments to the beginning balances of Long-term borrowings, Additional paid-in-capital, Retained earnings, and Other assets – Other in order to bifurcate Nomura’s call option attached unsecured convertible bonds (the “bonds”), because the certain clauses contained in the bonds were not deemed as indexed to Nomura’s own stock pursuant to ASC 815-40.

Accounting for Business Combinations-

Nomura adopted ASC 805, Business Combinations, on April 1, 2009. Nomura intends to adopt ASC 805 for business combinations for which the acquisition date is on or after April 1, 2009.

Accounting for Noncontrolling Interests-

Nomura adopted the updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in ASC 810-10, Consolidation – Overall, (“Updated noncontrolling interests guidance” ) on April 1, 2009. In accordance with this standard, it is applied prospectively from the beginning of the fiscal year in which it is initially applied. However, an exception is that it is applied retrospectively for all periods presented for comparison for presentation and disclosure requirements. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

5.	Quarterly Consolidated Financial Statements

Basis of presentation —

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2009) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2009) for the year ended March 31, 2009.

Please refer to 4. Other, (3) Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements for presentations of significant changes in accounting principles.

The review procedures of the quarterly report for this period have not been completed yet.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	September 30, 2009	March 31, 2009	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	508,434	613,566	(105,132)
Time deposits	166,411	537,084	(370,673)
Deposits with stock exchanges and other segregated cash	179,636	272,059	(92,423)

	854,481	1,422,709	(568,228)

Loans and receivables:
Loans receivable	933,751	519,179	414,572
Receivables from customers	34,790	23,619	11,171
Receivables from other than customers	893,179	1,103,974	(210,795)
Allowance for doubtful accounts	(7,551)	(3,765)	(3,786)

	1,854,169	1,643,007	211,162

Collateralized agreements:
Securities purchased under agreements to resell	4,437,473	2,657,151	1,780,322
Securities borrowed	5,286,822	5,755,467	(468,645)

	9,724,295	8,412,618	1,311,677

Trading assets and private equity investments:
Trading assets*	13,118,046	11,348,747	1,769,299
Private equity investments	320,600	323,865	(3,265)

	13,438,646	11,672,612	1,766,034

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥231,042 million at September 30, 2009 and ¥225,475 million at March 31, 2009)	377,929	357,256	20,673
Non-trading debt securities*	253,490	244,027	9,463
Investments in equity securities*	122,378	118,902	3,476
Investments in and advances to affiliated companies*	242,779	243,474	(695)
Other	793,231	723,243	69,988

	1,789,807	1,686,902	102,905

Total assets	27,661,398	24,837,848	2,823,550

*	Including securities pledged as collateral

	Millions of yen
	September 30, 2009	March 31, 2009	Increase/ (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,243,287	1,183,374	59,913
Payables and deposits:
Payables to customers	363,787	403,797	(40,010)
Payables to other than customers	380,909	398,187	(17,278)
Deposits received at banks	500,564	440,334	60,230

	1,245,260	1,242,318	2,942

Collateralized financing:
Securities sold under agreements to repurchase	6,533,554	5,000,787	1,532,767
Securities loaned	1,275,519	2,243,152	(967,633)
Other secured borrowings	1,241,045	2,914,015	(1,672,970)

	9,050,118	10,157,954	(1,107,836)

Trading liabilities	7,810,019	4,752,054	3,057,965
Other liabilities	623,324	467,574	155,750
Long-term borrowings	6,062,350	5,483,028	579,322

Total liabilities	26,034,358	23,286,302	2,748,056

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 2,832,914,058 shares at September 30, 2009 and 2,661,092,760 shares at March 31, 2009 Outstanding - 2,781,478,197 shares at September 30, 2009 and 2,604,779,843 shares at March 31, 2009	359,265	321,765	37,500
Additional paid-in capital	384,272	374,413	9,859
Retained earnings	1,060,227	1,038,557	21,670
Accumulated other comprehensive income	(117,520)	(118,437)	917

	1,686,244	1,616,298	69,946
Common stock held in treasury, at cost - 51,435,861 shares at September 30, 2009 and 56,312,917 shares at March 31, 2009	(70,305)	(76,902)	6,597

Total NHI shareholders’ equity	1,615,939	1,539,396	76,543

Noncontrolling interests	11,101	12,150	(1,049)

Total equity	1,627,040	1,551,546	75,494

Total liabilities and equity	27,661,398	24,837,848	2,823,550

Note: Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with “Updated noncontrolling interests guidance”. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Revenue:
Commissions	197,462	167,084	18.2
Fees from investment banking	45,309	23,433	93.4
Asset management and portfolio service fees	64,347	85,190	(24.5)
Net gain (loss) on trading	269,619	(10,500)	—
Loss on private equity investments	(106)	(14,496)	—
Interest and dividends	111,988	244,950	(54.3)
Gain (loss) on investments in equity securities	7,493	(8,840)	—
Other	22,953	28,787	(20.3)

Total revenue	719,065	515,608	39.5
Interest expense	120,681	252,456	(52.2)

Net revenue	598,384	263,152	127.4

Non-interest expenses :
Compensation and benefits	284,714	168,008	69.5
Commissions and floor brokerage	41,749	38,977	7.1
Information processing and communications	84,084	67,991	23.7
Occupancy and related depreciation	44,590	33,048	34.9
Business development expenses	12,636	14,951	(15.5)
Other	71,898	93,911	(23.4)

	539,671	416,886	29.5

Income (loss) before income taxes	58,713	(153,734)	—
Income tax expense	19,629	(4,141)	—

Net income (loss)	39,084	(149,593)	—

Less: Net income (loss) attributable to noncontrolling interests	(51)	(129)

Net income (loss) attributable to NHI	39,135	(149,464)	—

	Yen		% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	14.70	(78.32)	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	13.38	(78.42)	—

Notes:

1.	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interest in accordance with “Updated noncontrolling interests guidance”.
2.	Net income (loss) attributable to NHI was previously reported as Net income (loss).
3.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(3)	Note with respect to the assumption as a going concern (UNAUDITED)

Not applicable.

(4)	Segment Information-Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Net revenue
Business segment information:
Retail	188,530	160,264	17.6
Global Markets	361,627	4,432	—
Investment Banking	46,618	34,233	36.2
Merchant Banking	2,779	(16,509)	—
Asset Management	35,117	35,823	(2.0)

Sub Total	634,671	218,243	190.8
Other	(44,195)	52,538	—

Net revenue	590,476	270,781	118.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,908	(7,629)	—

Net revenue	598,384	263,152	127.4

Non-interest expenses
Business segment information:
Retail	134,317	138,767	(3.2)
Global Markets	252,707	152,739	65.5
Investment Banking	61,757	30,381	103.3
Merchant Banking	5,104	8,210	(37.8)
Asset Management	25,515	26,876	(5.1)

Sub Total	479,400	356,973	34.3
Other	60,271	59,913	0.6

Non-interest expenses	539,671	416,886	29.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	539,671	416,886	29.5

Income (loss) before income taxes
Business segment information:
Retail	54,213	21,497	152.2
Global Markets	108,920	(148,307)	—
Investment Banking	(15,139)	3,852	—
Merchant Banking	(2,325)	(24,719)	—
Asset Management	9,602	8,947	7.3

Sub Total	155,271	(138,730)	—
Other *	(104,466)	(7,375)	—

Income (loss) before income taxes	50,805	(146,105)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,908	(7,629)	—

Income (loss) before income taxes	58,713	(153,734)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Net gain (loss) on trading related to economic hedging transactions	5,184	21,194	(75.5)
Realized gain (loss) on investments in equity securities held for operating purposes	(415)	(1,212)	—
Equity in earnings of affiliates	4,303	6,060	(29.0)
Corporate items	(44,484)	(7,969)	—
Others	(69,054)	(25,448)	—

Total	(104,466)	(7,375)	—

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(5)	Significant Changes in Shareholders’ equity

Not applicable. For further details of the changes, please refer to the “Consolidated Statements of Changes in Shareholders’ Equity (UNAUDITED)” below.

Millions of yen
For the six months ended
September 30, 2009
Common stock
Balance at beginning of year	321,765
Conversion of convertible bonds	37,500

Balance at end of period	359,265

Additional paid-in capital
Balance at beginning of year	374,413
Conversion of convertible bonds	37,500
Gain on sales of treasury stock	4,490
Issuance and exercise of common stock options	(5,045)
Adjustments to initially apply “Contracts in entity’s own equity”	(26,923)
Other net change in additional paid-in capital	(163)

Balance at end of period	384,272

Retained earnings
Balance at beginning of year	1,038,557
Net income attributable to NHI	39,135
Cash dividends	(11,126)
Adjustments to initially apply “Contracts in entity’s own equity”	(6,339)

Balance at end of period	1,060,227

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(73,469)
Net change during the year	982

Balance at end of period	(72,487)

Defined benefit pension plans
Balance at beginning of year	(44,968)
Pension liability adjustment	(65)

Balance at end of period	(45,033)

Balance at end of period	(117,520)

Common stock held in treasury
Balance at beginning of year	(76,902)
Repurchases of common stock	(10)
Sale of common stock	9
Common stock issued to employees	6,532
Other net change in treasury stock	66

Balance at end of period	(70,305)

Total NHI shareholders’ equity
Balance at end of period	1,615,939

Noncontrolling interest
Balance at beginning of year	12,150
Net change during the year	(1,049)

Balance at end of period	11,101

Total equity
Balance at end of period	1,627,040

Note: Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with “Updated noncontrolling interests guidance”.

<Reference Information> Quarterly Unconsolidated Financial Statements [Japanese GAAP]

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

(UNAUDITED)

	(Millions of yen)
	September 30, 2009	March 31, 2009	Increase/ (Decrease)
ASSETS
Current Assets	1,799,330	1,852,470	(53,140)

Cash and time deposits	1,692	1,225	467
Certificate deposits	17,300	20,500	(3,200)
Money held in trust	56,405	57,077	(672)
Short-term loans receivable	1,697,175	1,659,355	37,820
Accounts receivable	4,861	68,858	(63,997)
Deferred tax assets	2,661	25,512	(22,851)
Other current assets	19,239	24,760	(5,520)
Allowance for doubtful accounts	(4)	(4,817)	4,813
Fixed Assets	1,923,536	1,829,038	94,498

Tangible fixed assets	53,108	55,877	(2,769)
Intangible assets	106,678	110,217	(3,540)
Investments and others	1,763,750	1,662,943	100,807
Investment securities	124,858	118,980	5,878
Investments in subsidiaries and affiliates (at cost)	1,232,164	1,158,141	74,023
Other securities of subsidiaries and affiliates	19,368	24,111	(4,743)
Long-term loans receivable from subsidiaries and affiliates	130,000	135,000	(5,000)
Long-term guarantee deposits	42,668	42,671	(2)
Deferred tax assets	184,255	155,297	28,959
Other investments	30,469	28,802	1,667
Allowance for doubtful accounts	(32)	(57)	25

TOTAL ASSETS	3,722,866	3,681,507	41,359

	(Millions of yen)
	September 30, 2009	March 31, 2009	Increase/ (Decrease)
LIABILITIES
Current liabilities	231,618	612,287	(380,669)

Short-term borrowings	95,000	470,000	(375,000)
Bond due within one year	60,000	60,000	—
Collaterals received	51,631	39,663	11,968
Accrued income taxes	700	2	698
Other current liabilities	24,287	42,622	(18,334)
Long-term liabilities	2,146,605	1,825,139	321,466

Bonds payable	921,651	695,446	226,205
Convertible Bonds	35,000	110,000	(75,000)
Long-term borrowings	1,188,000	1,018,000	170,000
Other long-term liabilities	1,954	1,693	261

TOTAL LIABILITIES	2,378,223	2,437,425	(59,202)

NET ASSETS
Shareholders’ equity	1,292,032	1,192,353	99,679
Common stock	359,265	321,765	37,500
Additional paid-in capital	293,178	251,469	41,709
Capital reserve	288,969	251,469	37,500
Other capital reserves	4,209	—	4,209
Retained earnings	707,612	693,673	13,939
Retained earnings reserve	81,858	81,858	—
Other retained earnings	625,754	611,815	13,939
Reserve for specified fixed assets	12	13	(1)
General reserve	994,000	994,000	—
Retained earnings carried forward	(368,258)	(382,199)	13,941
Treasury stock	(68,023)	(74,554)	6,531
Valuation and translation adjustments	30,259	24,613	5,646
Net unrealized gain on investments	20,414	16,157	4,257
Deferred gains or loss on hedges	9,845	8,456	1,389
Stock acquisition rights	22,352	27,116	(4,764)

TOTAL NET ASSETS	1,344,643	1,244,082	100,561

TOTAL LIABILITIES AND NET ASSETS	3,722,866	3,681,507	41,359

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

(UNAUDITED)

	(Millions of yen except percentages)
	For the six months ended	For the six months ended	% Change
	September 30, 2009(A)	September 30, 2008(B)	(A-B)/(B)
Operating revenue	122,189	236,715	(48.4)%

Property and equipment fee revenue	50,953	52,555	(3.0)
Rent revenue	19,792	18,866	4.9
Royalty on trademark	9,937	7,341	35.4
Dividend from subsidiaries and affiliates	27,539	143,474	(80.8)
Others	13,969	14,478	(3.5)
Operating expenses	91,604	92,918	(1.4)

Compensation and benefits	10,158	10,605	(4.2)
Rental and maintenance	21,718	20,574	5.6
Data processing and office supplies	20,432	16,979	20.3
Depreciation and amortization	21,356	25,332	(15.7)
Others	3,759	4,022	(6.5)
Interest expenses	14,181	15,406	(7.9)

Operating income	30,585	143,796	(78.7)

Non-operating income	1,645	2,605	(36.9)
Non-operating expenses	3,492	1,048	233.1

Ordinary income	28,738	145,353	(80.2)

Special profits	5,125	1,190	330.5
Reversal of allowance for doubtful accounts	4,812	—	—
Gain on sales of investment securities	313	1,190	(73.7)
Special losses	18,977	50,508	(62.4)
Loss on sales of investment securities	1	198	(99.5)
Loss on devaluation of investment securities	703	1,912	(63.2)
Loss on liquidation of subsidiaries and affiliates	1,724	—	—
Loss on devaluation of investments in subsidiaries and affiliates	12,884	46,382	(72.2)
Loss on retirement of fixed assets	3,664	2,016	81.7

Income before income taxes	14,886	96,035	(84.5)

Income taxes - current	10,978	3,997	174.7

Income taxes - deferred	(10,031)	(8,397)	—

Total income taxes	947	(4,400)	—

Net income	13,939	100,435	(86.1)

6.	Other Information

Supplemental Consolidated Financial Information

•	Quarterly Results - Consolidated Statements of Operations

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

Supplemental Unconsolidated Financial Information [Japanese GAAP]

•	Nomura Securities Co., Ltd. - Unconsolidated Balance Sheet Information

•	Nomura Securities Co., Ltd. - Unconsolidated Income Statement Information

•	Nomura Securities Co., Ltd. - Quarterly Income Statement Information

•	Nomura Securities Co., Ltd. - Supplementary Information

Consolidated Statements of Operations - Quarterly (UNAUDITED)

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009(A)	September 30, 2009(B)		March 31, 2009
Revenue:
Commissions	82,198	84,886	73,373	66,346	102,024	95,438	(6.5)	306,803
Fees from investment banking	13,407	10,026	19,678	11,842	29,729	15,580	(47.6)	54,953
Asset management and portfolio service fees	42,779	42,411	29,410	25,566	30,331	34,016	12.1	140,166
Net gain on trading	10,515	(21,015)	(134,518)	16,679	121,132	148,487	22.6	(128,339)
Gain (loss) on private equity investments	(37,663)	23,167	(24,782)	(15,513)	(2,139)	2,033	—	(54,791)
Interest and dividends	117,957	126,993	45,899	40,507	58,427	53,561	(8.3)	331,356
Gain (loss) on investments in equity securities	964	(9,804)	(12,938)	(3,722)	9,801	(2,308)	—	(25,500)
Other	27,719	1,068	6,588	4,488	14,290	8,663	(39.4)	39,863

Total revenue	257,876	257,732	2,710	146,193	363,595	355,470	(2.2)	664,511
Interest expense	122,789	129,667	52,456	46,972	65,236	55,445	(15.0)	351,884

Net revenue	135,087	128,065	(49,746)	99,221	298,359	300,025	0.6	312,627

Non-interest expenses:
Compensation and benefits	87,910	80,098	161,823	161,724	138,081	146,633	6.2	491,555
Commissions and floor brokerage	18,634	20,343	17,561	17,143	20,043	21,706	8.3	73,681
Information processing and communications	33,359	34,632	40,838	46,151	40,160	43,924	9.4	154,980
Occupancy and related depreciation	15,868	17,180	23,245	22,187	21,992	22,598	2.8	78,480
Business development expenses	7,032	7,919	8,123	8,564	6,256	6,380	2.0	31,638
Other	56,627	37,284	98,274	70,373	40,406	31,492	(22.1)	262,558

	219,430	197,456	349,864	326,142	266,938	272,733	2.2	1,092,892

Income (loss) before income taxes	(84,343)	(69,391)	(399,610)	(226,921)	31,421	27,292	(13.1)	(780,265)
Income tax expense	(7,672)	3,531	(56,648)	(10,065)	20,678	(1,049)	—	(70,854)

Net income (loss)	(76,671)	(72,922)	(342,962)	(216,856)	10,743	28,341	163.8	(709,411)

Less: Net income (loss) attributable to noncontrolling interests	(79)	(50)	(68)	(1,022)	(677)	626	—	(1,219)

Net income (loss) attributable to NHI	(76,592)	(72,872)	(342,894)	(215,834)	11,420	27,715	142.7	(708,192)

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	(40.14)	(38.18)	(179.62)	(107.00)	4.37	10.22	133.9	(364.69)

Diluted-
Net income (loss) attributable to NHI shareholders per share	(40.18)	(38.23)	(180.97)	(108.71)	1.81	8.87	390.1	(366.16)

Notes:
1.	The review procedures of the quarterly report for this period have not been completed yet.
2.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Business Segment Information - Quarterly Results (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009(A)	September 30, 2009(B)		March 31, 2009
Net revenue
Business segment information:
Retail	85,809	74,455	69,650	61,943	95,380	93,150	(2.3)	291,857
Global Markets	10,970	(6,538)	(171,084)	9,398	187,128	174,499	(6.7)	(157,254)
Investment Banking	28,986	5,247	22,658	6,608	25,673	20,945	(18.4)	63,499
Merchant Banking	(37,009)	20,500	(34,987)	(18,379)	(1,081)	3,860	—	(69,875)
Asset Management	21,112	14,711	10,842	13,124	18,650	16,467	(11.7)	59,789

Sub Total	109,868	108,375	(102,921)	72,694	325,750	308,921	(5.2)	188,016
Other	24,546	27,992	64,727	30,483	(37,139)	(7,056)	—	147,748

Net revenue	134,414	136,367	(38,194)	103,177	288,611	301,865	4.6	335,764

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	673	(8,302)	(11,552)	(3,956)	9,748	(1,840)	—	(23,137)

Net revenue	135,087	128,065	(49,746)	99,221	298,359	300,025	0.6	312,627

Non-interest expenses
Business segment information:
Retail	69,630	69,137	67,370	67,483	67,521	66,796	(1.1)	273,620
Global Markets	72,589	80,150	124,438	140,210	124,862	127,845	2.4	417,387
Investment Banking	16,411	13,970	42,601	47,928	31,098	30,659	(1.4)	120,910
Merchant Banking	2,357	5,853	2,604	4,584	2,498	2,606	4.3	15,398
Asset Management	12,960	13,916	12,933	12,600	13,521	11,994	(11.3)	52,409

Sub Total	173,947	183,026	249,946	272,805	239,500	239,900	0.2	879,724
Other	45,483	14,430	99,918	53,337	27,438	32,833	19.7	213,168

Non-interest expenses	219,430	197,456	349,864	326,142	266,938	272,733	2.2	1,092,892

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	219,430	197,456	349,864	326,142	266,938	272,733	2.2	1,092,892

Income (loss) before income taxes
Business segment information:
Retail	16,179	5,318	2,280	(5,540)	27,859	26,354	(5.4)	18,237
Global Markets	(61,619)	(86,688)	(295,522)	(130,812)	62,266	46,654	(25.1)	(574,641)
Investment Banking	12,575	(8,723)	(19,943)	(41,320)	(5,425)	(9,714)	—	(57,411)
Merchant Banking	(39,366)	14,647	(37,591)	(22,963)	(3,579)	1,254	—	(85,273)
Asset Management	8,152	795	(2,091)	524	5,129	4,473	(12.8)	7,380

Sub Total	(64,079)	(74,651)	(352,867)	(200,111)	86,250	69,021	(20.0)	(691,708)
Other *	(20,937)	13,562	(35,191)	(22,854)	(64,577)	(39,889)	—	(65,420)

Income (loss) before income taxes	(85,016)	(61,089)	(388,058)	(222,965)	21,673	29,132	34.4	(757,128)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	673	(8,302)	(11,552)	(3,956)	9,748	(1,840)	—	(23,137)

Income (loss) before income taxes	(84,343)	(69,391)	(399,610)	(226,921)	31,421	27,292	(13.1)	(780,265)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009(A)	September 30, 2009(B)		March 31, 2009
Net gain (loss) on trading related to economic hedging transactions	1,006	20,188	40,265	2,693	3,255	1,929	(40.7)	64,152
Realized gain (loss) on investments in equity securities held for operating purposes	291	(1,503)	(1,385)	234	53	(468)	—	(2,363)
Equity in earnings of affiliates	2,061	3,999	(376)	(6,402)	3,701	602	(83.7)	(718)
Corporate items	(5,620)	(2,349)	(34,953)	(27,611)	(24,896)	(19,588)	—	(70,533)
Others	(18,675)	(6,773)	(38,742)	8,232	(46,690)	(22,364)	—	(55,958)

Total	(20,937)	13,562	(35,191)	(22,854)	(64,577)	(39,889)	—	(65,420)

Notes:
1.	The review procedures of the quarterly report for this period have not been completed yet.
2.	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

“Commissions/fees received” and “Net gain on trading” consists of the following (UNAUDITED)

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended							For the six months ended
	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009(A)	September 30, 2009(B)	(B-A)/(A)	September 30, 2008(C)	September 30, 2009(D)	(D-C)/(C)
Commissions/fees received

Commissions	82,198	84,886	73,373	66,346	102,024	95,438	(6.5)	167,084	197,462	18.2

Brokerage Commissions	49,287	53,840	60,208	40,028	57,863	49,091	(15.2)	103,127	106,954	3.7
Commissions for Distribution of Investment Trust	25,811	24,173	6,897	19,056	39,505	41,325	4.6	49,984	80,830	61.7

Fees from Investment Banking	13,407	10,026	19,678	11,842	29,729	15,580	(47.6)	23,433	45,309	93.4

Underwriting and Distribution	6,815	3,385	9,424	5,491	20,900	10,603	(49.3)	10,200	31,503	208.9
M&A / Financial Advisory Fees	4,568	6,218	10,119	5,824	8,573	4,902	(42.8)	10,786	13,475	24.9

Asset Management and Portfolio Service Fees	42,779	42,411	29,410	25,566	30,331	34,016	12.1	85,190	64,347	(24.5)

Asset Management Fees	38,485	38,358	26,027	22,574	26,523	30,634	15.5	76,843	57,157	(25.6)

Total	138,384	137,323	122,461	103,754	162,084	145,034	(10.5)	275,707	307,118	11.4

Net gain (loss) on trading

Merchant Banking	(69)	(457)	(584)	(1,550)	278	1,116	301.4	(526)	1,394	—
Equity Trading	33,267	1,717	(13,973)	(59,671)	64,823	53,614	(17.3)	34,984	118,437	238.5
Fixed Income and Other Trading	(22,683)	(22,275)	(119,961)	77,900	56,031	93,757	67.3	(44,958)	149,788	—

Total	10,515	(21,015)	(134,518)	16,679	121,132	148,487	22.6	(10,500)	269,619	—

Note: The review procedures of the quarterly report for this period have not been completed yet.

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

(UNAUDITED)

	(Millions of yen)
	September 30, 2009	March 31, 2009	Increase/ (Decrease)
ASSETS
Current Assets	9,358,630	12,682,853	(3,324,223)

Cash and time deposits	272,369	246,865	25,504
Deposits with exchanges and other segregated cash	692	692	—
Trading assets:	4,734,112	6,377,645	(1,643,533)
Trading securities	3,600,815	4,976,307	(1,375,492)
Derivative contracts	1,133,297	1,401,338	(268,041)
Net receivables arising from pre-settlement date trades	124,492	590,008	(465,517)
Margin account assets:	123,311	62,478	60,832
Loans to customers in margin transactions	106,097	45,976	60,121
Cash collateral to securities finance companies	17,214	16,503	711
Loans with securities as collateral:	3,683,419	4,920,428	(1,237,009)
Cash collateral for securities borrowed	3,318,654	4,246,174	(927,521)
Loans in gensaki transactions	364,765	674,253	(309,488)
Receivables from customers and others	3,276	4,385	(1,108)
Short-term guarantee deposits	280,617	296,310	(15,693)
Short-term loans receivable	2,030	3,761	(1,732)
Deferred tax assets	86,390	107,470	(21,079)
Other current assets	47,942	72,823	(24,881)
Allowance for doubtful accounts	(18)	(11)	(7)
Fixed Assets	85,979	113,611	(27,632)

Tangible fixed assets	115	114	0
Intangible assets	7,583	7,177	407
Investments and others	78,281	106,320	(28,039)
Investment securities	195	195	—
Deferred tax assets	44,544	57,737	(13,193)
Other investments	34,091	48,937	(14,846)
Allowance for doubtful accounts	(549)	(549)	0

TOTAL ASSETS	9,444,609	12,796,464	(3,351,855)

	(Millions of yen)
	September 30, 2009	March 31, 2009	Increase/ (Decrease)
LIABILITIES
Current Liabilities	7,723,448	11,059,662	(3,336,213)

Trading liabilities:	2,191,453	2,129,948	61,505
Trading securities	1,662,122	1,706,193	(44,070)
Derivative contracts	529,330	423,755	105,575
Margin account liabilities:	61,888	38,194	23,694
Borrowings from securities finance companies	4,827	1,203	3,624
Customer margin sale proceeds	57,061	36,991	20,070
Borrowings with securities as collateral:	1,537,447	3,345,360	(1,807,913)
Cash collateral for securities loaned	383,985	1,404,061	(1,020,075)
Borrowings in gensaki transactions	1,153,461	1,941,299	(787,838)
Payables to customers and others	147,020	113,075	33,945
Guarantee deposits received	698,866	792,365	(93,499)
Short-term borrowings	2,563,802	4,254,146	(1,690,344)
Short-term bonds payable	377,700	315,900	61,800
Bond due within one year	64,000	—	64,000
Accrued income taxes	1,090	179	910
Accounts payable	4,016	6,416	(2,400)
Accrued bonuses for employees	34,436	22,692	11,744
Other current liabilities	41,731	41,388	344
Long-term Liabilities	949,905	1,009,831	(59,926)

Bonds payable	160,287	224,287	(63,999)
Long-term borrowings	699,400	692,700	6,700
Reserve for retirement benefits	62,369	55,704	6,666
Other long-term liabilities	27,848	37,140	(9,293)
Statutory Reserves	5,519	5,519	0

Reserve for financial instruments transactions	5,519	5,519	0

TOTAL LIABILITIES	8,678,872	12,075,012	(3,396,140)

NET ASSETS
Shareholder’s equity	763,753	719,322	44,432
Common stock	10,000	10,000	—
Capital reserves	529,579	529,579	—
Additional paid-in capital	529,579	529,579	—
Earned surplus	224,175	179,743	44,432
Other Earned surplus	224,175	179,743	44,432
General reserve	63,000	63,000	—
Earned surplus carried forward	161,175	116,743	44,432
Valuation and translation adjustments	1,984	2,131	(147)
Deferred gains or loss on hedges	1,984	2,131	(147)

TOTAL NET ASSETS	765,737	721,453	44,285

TOTAL LIABILITIES AND NET ASSETS	9,444,609	12,796,464	(3,351,855)

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

(UNAUDITED)

	(Millions of yen except percentages)
	For the six months ended	For the six months ended	% Change
	September 30, 2009(A)	September 30, 2008(B)	(A-B)/(B)
Operating revenue	350,559	272,581	28.6%

Commissions	198,738	146,821	35.4
Net gain on trading	114,087	56,491	102.0
Net gain on other inventories	3	6	(53.1)
Interest and dividend income	37,732	69,263	(45.5)
Interest expenses	35,711	62,031	(42.4)

Net operating revenue	314,848	210,550	49.5

Selling, general and administrative expenses	243,146	207,120	17.4

Transaction-related expenses	34,997	34,398	1.7
Compensation and benefits	108,310	79,844	35.7
Rental and maintenance	26,505	24,224	9.4
Data processing and office supplies	66,451	62,984	5.5
Others	6,885	5,670	21.4

Operating income	71,702	3,430	—

Non-operating income	354	1,802	(80.4)
Non-operating expenses	689	805	(14.4)

Ordinary income	71,367	4,428	—

Special profits	660	976	(32.4)
Gains due to the exemption from payments of share-based compensation	657	868	(24.2)
Reversal of allowance for doubtful accounts	2	1	298.0
Reversal of reserve for financial instruments transactions	0	107	(99.6)

Income before income taxes	72,027	5,404	—

Income taxes - current	(6,780)	8,608	—

Income taxes - deferred	34,374	(8,720)	—

Total income taxes	27,595	(112)	—

Net income	44,432	5,516	705.5

Nomura Securities Co., Ltd.

Quarterly Income Statement Information

(UNAUDITED)

	(Millions of yen)
	For the Quarter from April 1, 2008 to June 30, 2008	For the Quarter from July 1, 2008 to September 30, 2008	For the Quarter from October 1, 2008 to December 31, 2008	For the Quarter from January 1, 2009 to March 31, 2009	For the Quarter from April 1, 2009 to June 30, 2009	For the Quarter from July 1, 2009 to September 30, 2009
Operating revenue	158,921	113,660	60,021	169,599	195,430	155,130

Commissions	74,152	72,669	69,899	65,048	100,914	97,824
Net gain (loss) on trading	41,554	14,938	(47,779)	87,929	72,051	42,036
Net gain on other inventories	2	4	3	3	2	1
Interest and dividend income	43,214	26,049	37,897	16,618	22,463	15,269
Interest expenses	37,236	24,795	36,629	17,838	22,310	13,401

Net operating revenue	121,685	88,865	23,392	151,760	173,120	141,728

Selling, general and administrative expenses	102,737	104,383	115,666	123,208	124,137	119,009

Transaction-related expenses	16,177	18,221	17,181	18,946	17,980	17,017
Compensation and benefits	40,780	39,063	46,836	47,232	57,575	50,735
Rental and maintenance	12,047	12,177	14,393	14,321	12,902	13,603
Data processing and office supplies	30,734	32,250	34,497	39,678	32,111	34,340
Other	2,998	2,672	2,759	3,030	3,571	3,314

Operating income (loss)	18,948	(15,518)	(92,274)	28,552	48,983	22,719

Non-operating income	212	1,590	184	418	211	142
Non-operating expenses	289	516	594	789	427	262

Ordinary income (loss)	18,871	(14,444)	(92,685)	28,182	48,767	22,599

Special profits	532	444	437	434	398	262
Gains due to the exemption from payments of share-based compensation	462	406	425	446	397	260
Reversal of allowance for doubtful accounts	1	—	(1)	—	—	2
Reversal of reserve for financial instruments transactions	70	38	13	(12)	0	—
Special losses	—	—	6,860	(2,851)	—	—
Loss on revision of retirement benefit plan	—	—	6,860	(2,851)	—	—

Income (loss) before income taxes	19,404	(14,000)	(99,107)	31,466	49,165	22,862

Income taxes - current	(3,996)	12,603	(23,590)	8,586	(6,564)	(216)

Income taxes - deferred	9,835	(18,555)	(19,562)	9,948	25,844	8,531

Total income taxes	5,840	(5,952)	(43,151)	18,534	19,280	8,315

Net income (loss)	13,564	(8,048)	(55,956)	12,932	29,885	14,547

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Six Months Ended		% Change
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Brokerage commissions	41,275	36,928	11.8%

(Stocks)	39,728	34,427	15.4
Commissions for underwriting, secondary distribution and solicitation for selling and others for Professional Investors	25,867	3,430	654.1

(Stocks)	23,327	1,445	—
(Bonds)	2,540	1,985	27.9
Fees for offering, secondary distribution and solicitation for selling and others for Professional Investors	80,834	50,423	60.3

(Investment trust certificates)	80,759	49,958	61.7
Other commissions	50,762	56,040	(9.4)

(Investment trust certificates)	21,933	30,691	(28.5)

Total	198,738	146,821	35.4

(2) Breakdown by Product

	(Millions of yen except percentages)
	Six Months Ended		% Change
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Stocks	66,388	37,546	76.8%
Bonds	4,541	3,942	15.2
Investment trust certificates	103,820	82,861	25.3
Others	23,989	22,472	6.8

Total	198,738	146,821	35.4

2. Net Gain on Trading

	(Millions of yen except percentages)
	Six Months Ended		% Change
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Stocks	10,354	9,361	10.6%
Bonds and forex	103,732	47,131	120.1

Total	114,087	56,491	102.0

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Six Months Ended				% Change
	September 30, 2009 (A)		September 30, 2008 (B)		(A-B)/(B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	46,551	34,625,657	34,207	41,782,490	36.1%	(17.1)%

(Brokerage)	34,118	24,803,143	21,372	25,563,171	59.6	(3.0)
(Proprietary Trading)	12,433	9,822,514	12,836	16,219,319	(3.1)	(39.4)

Brokerage / Total	73.3%	71.6%	62.5%	61.2%

TSE Share	7.1%	8.0%	5.9%	6.4%

Brokerage Commission per share (yen)	1.14		1.58

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Six Months Ended		% Change
	September 30, 2009 (A)	September 30, 2008 (B)	(A-B)/(B)
Underwriting
Stocks (number of shares)	1,293	3	—%
(yen amount)	647,870	62,522	936.2
Bonds (face value)	2,880,373	2,948,280	(2.3)
Investment trust certificates (yen amount)	—	—	—
Beneficial interest (face value)	—	—	—

Subscription and Distribution*
Stocks (number of shares)	1,648	3	—
(yen amount)	703,881	41,635	—
Bonds (face value)	791,643	1,887,551	(58.1)
Investment trust certificates (yen amount)	9,704,533	7,656,235	26.8
Beneficial interest (face value)	—	—	—

*	Includes secondary offering, private placement and solicitation for selling and others for Professional Investors.

5. Capital Adequacy Ratio

			(Rounded down to millions of yen except percentages)
			September 30, 2009	March 31, 2009	Increase/(Decrease)
Tier I		(A)	763,753	719,321	44,432
Tier II	Valuation and translation adjustments		1,983	2,130	(147)
	Statutory reserves		5,518	5,518	0
	Allowance for doubtful accounts		18	11	7
	Subordinated debt		606,086	606,085	1

	Total	(B)	613,608	613,747	(139)

Illiquid Asset		(C)	112,271	136,123	(23,852)

Net Capital	(A) + (B) - (C) =	(D)	1,265,090	1,196,946	68,144

Risk	Market risk		104,621	99,113	5,508
	Counterparty risk		185,432	210,482	(25,050)
	Basic risk		139,101	135,675	3,426

	Total	(E)	429,155	445,271	(16,116)

Capital Adequacy Ratio		(D)/(E)×100	294.7%	268.8%	25.9%